RECEIVED

Amer Sports Corporation 2007 FEB 23 A 11: 22 STOCK EXCHANGE RELEASE 1(1)
February 15, 2007 at 8:00 am

AMER SPORTS NOMINATION COMMITTEE'S PROPOSAL FOR BOARD COMPOSITION AND AUDIT COMMITTEE'S PROPOSAL FOR AUDITOR

Amer Sports Corporation's Nomination Committee proposes to the forthcoming Annual General Meeting, to be held on March 8, 2007, that the company's number of board members be increased from six to seven.

The Committee proposes to elect Mr Ilkka Brotherus, Mr Felix Björklund, Mr Tuomo Lähdesmäki, Mr Timo Maasilta, Mr Anssi Vanjoki and Mr Roger Talermo (President and CEO) for a further one-year term of office. Moreover, the Committee proposes that Ms Pirjo Väliaho, Vice President and General Manager P&G Nordic, Procter & Gamble, be appointed as a new board member.

Additionally, the nomination Committee proposes annual board member remuneration as follows:

Chairman	EUR 80,000
Vice Chairman	EUR 50,000
Members	EUR 40,000

SUPPL

Of the annual remuneration, 40% is to be paid in the form of Company shares and 60% in cash.

AUDIT COMMITTEE'S PROPOSAL FOR AUDITOR

Amer Sports Corporation's Audit Committee proposes to the Annual General Meeting on March 8, 2007 that the Authorised Public Accountants PricewaterhouseCoopers Oy be elected to act as the Company's auditor. The proposed auditor in charge of the audit is Mr Jouko Malinen, Authorised Public Accountant.

Amer Sports' Board of Directors will include the proposal in the Company's Annual General Meeting notice, which will be published shortly.

PROCESSED
FEB 28 2007
THOMSON FINANCIAL

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

07021271

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally-recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically-advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

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